SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 4, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated August 3, 2004, announcing the Second Quarter 2004 Results.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

August 4, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Second Quarter 2004 Results

—	Scitex Vision achieves record quarterly revenues in excess of $30 million

Tel Aviv, Israel - August 3, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced its unaudited financial results for the second quarter ended June 30, 2004.

Results of Operations

For the second quarter of 2004, Scitex’s revenues were $30.8 million, an increase of 25.2% from $24.6 million in the second quarter of 2003. Operating income was $0.2 million compared to an operating loss of $2.2 million in the second quarter of 2003. Net loss for the second quarter of 2004 was $1.2 million compared to a net loss of $4.8 million in the second quarter of 2003.

Raanan Cohen, Interim President and CEO of Scitex, commented: “I am pleased with the performance of our principal operating subsidiary, Scitex Vision, achieving a sixth consecutive quarter of revenue growth, with record revenue of over $30 million, net income of $1.2 million and positive cash flow. During the quarter, Scitex Vision strengthened its leadership in the wide and super-wide format graphic arts markets, and its diversified product offering and advanced technologies attracted substantial attention and business at the May 2004 DRUPA trade fair in Germany. I congratulate management and employees of Scitex Vision for the impressive results.”

Balance Sheet

Scitex’s cash, cash equivalents and short-term investments at the end of the second quarter of 2004, on a consolidated basis, were $234.0 million (excluding a restricted deposit of $18.1 million). This amount gives effect to the approximately $28 million repurchase of shares by Scitex in the self tender offer that was completed in June 2004; however the approximately $90.0 million cash distribution being effected in the third quarter of 2004 is not reflected in said item. Scitex’s cash, cash equivalents and short-term investments balance is expected to be approximately $135 million, excluding $10 million retained in custodial accounts in connection with the transaction to sell the business of SDP to Eastman Kodak Company that was completed in January 2004, and after giving effect mainly to the approximately $90 million cash distribution and to the estimated remaining tax payments relating to U.S. federal income tax audit of Scitex’s U.S. subsidiaries for the years 1992 through 1996. Trade receivables at the end of the second quarter of 2004 increased to $36.8 million from $36.0 million at the end of 2003, and inventory increased to $27.1 million from $22.6 million, both primarily as a result of the increase in revenues and business activities.

Scitex Vision

The second quarter of 2004 continues the solid quarter-to-quarter revenue growth demonstrated by Scitex Vision since the beginning of 2003. During the quarter, Scitex Vision’s sales of its various product lines were characterized by continuing demand for the XLjet and Grandjet super wide-format digital presses and sales of several wide-format Turbojet presses that were introduced in late 2003. Solid growth in ink sales reflecting stable Scitex Vision market share and increasing consumption by its customers also contributed to the increase in revenues compared to the previous quarters.

Scitex Vision’s revenues for the second quarter of 2004 were $30.8 million, an increase of 25.2% from $24.6 million in the corresponding quarter of 2003 and an increase of 5.5% from $29.2 million in the first quarter of 2004. Scitex Vision had operating income of $2.0 million in the second quarter of 2004, compared to an operating loss of $1.2 million in the second quarter of 2003, and operating income of $2.6 million in the first quarter of 2004. Scitex Vision had net income of $1.2 million in the second quarter of 2004, compared to a net loss of $2.9 million in the second quarter of 2003, and net income of $2.1 million in the first quarter of 2004. The decrease in operating and net income compared to the prior quarter is mainly attributable to the expenses relating to three major international trade shows in which Scitex Vision participated during the second quarter.

Scitex Vision’s geographic distribution of business this quarter was led by Europe, contributing 46% of revenues, followed by the Americas with 32% of revenues, and the rest of the world (primarily the Far East) with 22% of revenues.

Conference Call

Scitex will be holding a conference call to discuss its second quarter 2004 results on Wednesday, August 4, 2004 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. London, 5:00 p.m. Israel). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight August 11, 2004) at the following numbers:

US:	1 800 475-6701
Intl:	1 320 365-3844
Access code:	739941

Scitex Corporation Ltd.

Scitex Corporation Ltd’s shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholder litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il

(Tables to Follow)

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended June, 30
	2004 (Unaudited)	2003 (Unaudited)

Revenues
Sales	$18,886	$13,583
Service and supplies	11,910	11,042

Total revenues	30,796	24,625

Cost of revenues
Cost of sales	11,029	8,032
Cost of service and supplies	6,260	7,127

Total cost of revenues	17,289	15,159 *

Gross profit	13,507	9,466

Expenses
Sales and marketing	5,431	4,549 *
General & administrative	4,065	3,312
Research and development, net	2,326	2,396
Amortization of intangible assets	1,523	1,370

Operating income (loss)	162	(2,161)

Financial expense - net	(233)	(1,389)
Other expenses - net	(489)	(3,293)

Loss before taxes on income	(560)	(6,843)

Taxes on income	(124)	(380)

	(684)	(7,223)

Share in losses of associated companies	(250)	(1,056)
Minority interest in losses (income) of a subsidiary	(224)	735

Net loss from continuing operations	(1,158)	(7,544)
Net income (loss) from discontinued operation	(78)	2,704

Net loss	$(1,236)	$(4,840)

Loss per share - basic and diluted:
continuing operations	$(0.03)	$(0.17)

discontinued operation	$(0.002)	$0.06

Weighted average number of shares
outstanding (in thousands) basic and diluted:	42,193	43,018

* Reclassified

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	June 30 2004 (Unaudited)	December 31 2003 (Audited)

Assets

Current assets:
Cash and cash equivalents	$178,550	$52,861
Short-term investments	55,437	8,235
Restricted deposits	18,050	18,262

Total cash and short-term investments	252,037	79,358

Trade receivables - net	36,843	36,002
Other receivables	10,832	6,990 *
Inventories	27,087	22,575
Current assets of discontinued operation	0	161,602

	326,799	306,527

Investments and other non-current assets	14,174	6,781

Property plant and equipment - net	9,231	9,204

Goodwill and other intangible assets - net	23,615	23,499

Non-Current assets of discontinued operation	0	48,897

	$373,819	$394,908

* Reclassified
Liabilities and Shareholders' Equity

Current liabilities:
Short term debt and current maturities	$36,199	$47,953
Trade payables	18,461	14,505
Taxes on income, net of advances	18,660	29,517
Accrued and other liabilities	27,008	22,672 *
Cash distribution payable to shareholders	89,837
Current liabilities related to discontinued operation	6,968	31,935

	197,133	146,582

Long-term liabilities:
Loans from banks	5,926	6,623
Loans from other	4,256	3,623
Liability for employee rights upon retirement	3,550	3,022
Long-term liabilities related to discontinued operation	0	5,431

	13,732	18,699

Loans from related parties, convertible into subsidiary's shares	1,472	756

Minority interest	4,955	4,173

	217,292	170,210
Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	278,267	368,104
Accumulated other comprehensive income (loss)	154	(552)
Accumulated deficit	(95,799)	(144,852)
Treasury shares, at cost	(32,300)	(4,207)

	156,527	224,698

	$373,819	$394,908

*Reclassified

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended June, 30

	2004 Unaudited	2003 Unaudited

Revenues
Equipment	18,886	13,583
Service and Consumables	11,910	11,042

Total Revenues	30,796	24,625

Gross Profit	13,507	9,466 *

Expenses:
S,G&A	8,700	7,196 *
Research and Development	1,891	2,396
Amortization of Intangibles	932	1,083

	11,523	10,675

Operating (Loss) Income	1,984	(1,209)

Financial expenses	(651)	(1,385)
Other Income (expenses)	(39)	41
Tax on Income	(102)	(380)

Net Income (Loss)	1,192	(2,933)

* Reclassified